UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Mersana Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

59045L 106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|   |  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|   |  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59045L 106

1.	Names of Reporting Persons. PFIZER INC. I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 2,209,631 shares of Common Stock, $0.0001 par value per share ("Common Stock")
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,209,631 shares of Common Stock
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,209,631 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.71%(1)
12.	Type of Reporting Person (See Instructions) CO

ITEM 1.
(A) NAME OF ISSUER: Mersana Therapeutics, Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:  840 Memorial Drive, Cambridge, Massachusetts 02139

ITEM 2.
(A) NAME OF PERSONS FILING: This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer")
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE: The principal address of Pfizer is 235 E. 42nd Street, New York, NY 10017.
(C) CITIZENSHIP: Delaware
(D) TITLE OF CLASS OF SECURITIES: Common Stock
(E) CUSIP NUMBER:  59045L 106

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.
ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 2,209,631 shares of Common Stock
(b) Percent of class:  9.71%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,209,631 shares of Common Stock
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:  2,209,631 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of:  0
(1) The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 22,753,404 shares of Common Stock outstanding as of November 8, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS | |
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018
PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary